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Our File No. 1707

 October 20, 2010

VIA EDGAR

Attention:  Karl Hiller, Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Dear Sirs:

Re:

Canarc Resource Corp. (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed July 15, 2010

File No. 0-18860

We write on behalf of the Company and acknowledge our conversation with Joanna Lam today.  We confirm that the Company has been granted an extension to file its response to your letter dated September 21, 2010, and that it agrees it will respond no later than Wednesday October 27, 2010.

Thank you for you consideration of this matter.  We do confirm that the Company is working on this matter on a best efforts basis, and has been diligently attending to the issues raised with its auditors and technical people.  Please do not hesitate to contact the writer if you have any questions or require additional information.

Yours truly,

VECTOR Corporate Finance Lawyers

Per:”Stewart L. Lockwood”

Stewart L. Lockwood

cc:            Canarc Resource Corp. (via email)
                Attn.  Philip Yee, Chief Financial Officer